UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Heritage Global Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42727E103

(CUSIP Number)

Allan Silber

c/o Point Biopharma Inc.

22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada

(647) 812-2417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42727E103

(1)	Names of reporting persons Allan Silber
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF; SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,612,865 shares of Common Stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,612,865 shares of Common Stock
	(10)	Shared dispositive power 0

(11)

  Aggregate amount beneficially owned by each reporting person

3,612,865 shares of Common Stock, composed of 3,190,200 shares of Common Stock directly owned by Anglian Holdings, LLC, a Limited Liability Company solely owned by Mr. Silber, 374,697 shares of Common Stock owned directly by Mr. Silber and 47,968 shares of Common Stock owned by Mr. Silber’s spouse.

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.96%
(14)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Anglian Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,190,200 shares of Common Stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,190,200 shares of Common Stock
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 3,190,200 shares of Common Stock.
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ Excludes shares owned by Allan C. Silber individually.
(13)	Percent of class represented by amount in Row (11) 8.79%
(14)	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D relates to the common stock, $0.01 par value per share (“Common Stock”), issued by Heritage Global Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 12625 High Bluff Drive, Suite 305, San Diego, CA 92130. This Amendment No. 3 amends and restates, in part, the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 5, 2017.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Mr. Allan Silber, an individual;

Anglian Holdings, LLC, a Limited Liability Company formed under the laws of the State of Delaware. Mr. Silber is the sole member and manager.

(b)

The business address for Mr. Allan Silber is 22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada. The business address for Anglian Holdings, LLC is 22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada.

(c)

The principal occupation of Mr. Allan Silber is Executive Chairman of Point Biopharma Inc., a pharmaceutical company. Its address is 22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Silber is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock owned by Mr. Allan Silber were purchased with personal funds, were granted as stock options to Mr. Silber, or were received as a dividend-in-kind of the Issuer shares by Street Capital Group, Inc. All of the shares of Common Stock owned by Anglian Holdings, LLC were purchased with personal funds.

Item 4. Purpose of Transaction.

Each Reporting Person currently intends to hold all of the shares of Common Stock described herein for investment purposes and may sell such shares as opportunities arise. Mr. Silber may make additional purchases for investment purposes from time to time, through Anglian Holdings, LLC or directly.

Except as set forth above, neither Anglian Holdings, LLC nor Mr. Silber has any current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Silber beneficially owns 9.96% of the Company’s Common Stock, or 3,612,865 shares of Common Stock, composed of 3,190,200 shares of Common Stock directly owned by Anglian Holdings, LLC, a Limited Liability Company solely owned by Mr. Silber, 374,697 shares of Common Stock owned directly by Mr. Silber and 47,968 shares of Common Stock owned by Mr. Silber’s spouse. Anglian Holdings, LLC beneficially owns 8.79% of the Company’s Common Stock, consisting of 3,190,200 shares of Common Stock held directly.

(b)	Mr. Allan Silber beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 3,612,865 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 3,612,865 shares of Common Stock

Share Dispositive Power: 0 shares of Common Stock

Anglian Holdings, LLC beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 3,190,200 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 3,190,200 shares of Common Stock

Share Dispositive Power: 0 shares of Common Stock

(c)	The following transactions in the Company’s securities by the Reporting Persons have occurred in the past sixty days:

On August 13, 2021, Anglian Holdings, LLC sold 2,500 shares of Common Stock in an open market sale at an aggregate sales price of $1.90 per share.

On August 19, 2021, Anglian Holdings, LLC sold 81,400 shares of Common Stock in an open market sale at an aggregate sales price of $1.79 per share.

On August 24, 2021, Anglian Holdings, LLC sold 42,487 shares of Common Stock in an open market sale at an aggregate sales price of $1.83 per share.

On August 25, 2021, Anglian Holdings, LLC sold 83,513 shares of Common Stock in an open market sale at an aggregate sales price of $1.89 per share.

On August 26, 2021, Anglian Holdings, LLC sold 29,162 shares of Common Stock in an open market sale at an aggregate sales price of $2.15 per share.

On August 27, 2021, Anglian Holdings, LLC sold 49,346 shares of Common Stock in an open market sale at an aggregate sales price of $2.11 per share.

On August 30, 2021, Anglian Holdings, LLC sold 6,481 shares of Common Stock in an open market sale at an aggregate sales price of $2.23 per share.

On August 31, 2021, Anglian Holdings, LLC sold 15,274 shares of Common Stock in an open market sale at an aggregate sales price of $2.12 per share.

On September 1, 2021, Anglian Holdings, LLC sold 28,245 shares of Common Stock in an open market sale at an aggregate sales price of $2.11 per share.

On September 2, 2021, Anglian Holdings, LLC sold 25,222 shares of Common Stock in an open market sale at an aggregate sales price of $2.20 per share.

On September 9, 2021, Anglian Holdings, LLC sold 1,715 shares of Common Stock in an open market sale at an aggregate sales price of $2.20 per share.

On September 10, 2021, Anglian Holdings, LLC sold 6,381 shares of Common Stock in an open market sale at an aggregate sales price of $2.20 per share.

No transactions other than those mentioned herein have been effected by Mr. Silber or Anglian Holdings, LLC in the past sixty days.

(d)

Other than Mr. Silber and Anglian Holdings, LLC, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Silber or Anglian Holdings and any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2021

/s/ Allan C. Silber
Allan C. Silber

Anglian Holdings, LLC

By:	/s/ Allan C. Silber
Name:	Allan C. Silber
Title:	Manager